Exhibit 99.4 1 TRANSITIONAL SERVICES AGREEMENT This TRANSITIONAL SERVICES AGREEMENT (this “Agreement”) is made and entered into as of 2025, by and between Lumetech B.V., a company incorporated under the laws of the Netherlands (“Purchaser”), and Maxeon Solar Pte. Ltd. (Company Registration No. 202010491K), a company incorporated in Singapore (“Vendor Affiliate”). Vendor Affiliate and Purchaser are each referred to individually as “Party” and collectively as the “Parties”. RECITALS WHEREAS, Purchaser, TCL Sunpower International Pte. Ltd. (an Affiliate of Purchaser) and Maxeon Solar Technologies, Ltd., a Singapore public limited company (the “Vendor”) have entered into that certain sale and purchase agreement (the “SPA”) on 18 February 2025. The provisions of this Agreement will come into force with effect from the date of completion of the SPA (the "Effective Date"). WHEREAS, subject to the terms and conditions of this Agreement, (i) Purchaser (on behalf of itself or its designated Affiliates) desires to obtain from Vendor Affiliate (or its designated Affiliates), and Vendor Affiliate desires to provide (or cause its designated Affiliates to provide), certain transitional services for Purchaser (or its designated Affiliates) and (ii) Vendor Affiliate (on behalf of itself or its designated Affiliates) desires to obtain from Purchaser (or its designated Affiliates), and Purchaser desires to provide (or cause its designated Affiliates to provide), certain transitional services for Vendor Affiliate (or its designated Affiliates), all as more fully described herein. NOW, THEREFORE, in consideration of the mutual covenants herein and for good and valuable consideration, receipt of which is hereby acknowledged, the Parties hereby agree as follows. AGREEMENT CLAUSE 1 DEFINITIONS. The following capitalised terms have the meanings given to them in this Clause 1. Capitalised terms used but not defined in this Agreement have the meanings given to them in the SPA. 1.1 “Business” means the PV products distributed generation business, operations and activities of any member of the Target Group, as conducted outside of the United States of America at any time prior to the Effective Date or to be conducted outside of the United States of America at or after the Effective Date. 1.2 “Purchaser Services” means the services specified or described on Exhibit A-1, and all services that are added to Exhibit A-1 under Clause 2.6. 1.3 “Service Provider” means, as applicable, (a) with respect to the Purchaser Services, Purchaser (or its designated Affiliates), and (b) with respect to the Vendor Services, Vendor Affiliate (or its designated Affiliates). 1.4 “Service Recipient” means, as applicable, (a) with respect to the Purchaser Services, Vendor Affiliate (or its designated Affiliates), and (b) with respect to the Vendor Services, Purchaser (or its designated Affiliates). 1.5 “Services” means, as applicable, the Purchaser Services or the Vendor Services. 1.6 “Vendor Business” means the business of Vendor as of the date hereof, other than the Business. 1.7 “Vendor Services” means the services specified or described on Exhibit A-2, and all services that are added to Exhibit A-2 under Clause 2.6. CLAUSE 2 SERVICE PROVIDER OBLIGATIONS. 2.1 Services Generally. Subject to the terms and conditions of this Agreement, Service Provider shall perform the Services for Service Recipient. Service Provider shall provide each Service for the applicable

2 term indicated on Exhibit A-1 (with respect to the Purchaser Services) or Exhibit A-2 (with respect to the Vendor Services), as applicable. 2.2 Subcontracting. Service Recipient understands that before and after the date of this Agreement, Service Provider may have contracted, and may in the future contract, with third parties (including any of Service Provider’s Affiliates) to provide services in connection with all or any portion of the Services to be provided under this Agreement. Service Provider reserves the right to continue to contract with third parties to provide the Services or to enter into new contract relationships for any of the Services, on condition that any Services provided by third parties are at least at the same level of service to which Service Provider is accountable under the terms of this Agreement, and that, notwithstanding anything in the foregoing to the contrary, such third parties must agree to confidentiality terms with respect to Service Recipient’s confidential and non-public information that are no less restrictive than those of Clause 7.1. Except for the following costs which shall be borne by Purchaser (or its designated Affiliates), any additional costs arising from or in connection with Service Provider contracting with third parties to provide the Services or to enter into new contract relationships for any of the Services in accordance with this Clause 2.2 shall be borne by such Service Provider: (i) any costs arising from or in connection with the Additional Services, and (ii) subject to the consent of Purchaser or its designated Affiliates, any increase in costs as described in Clause 2.9(c)(ii) below. 2.3 Service Provider Responsibility. (a) Vendor Affiliate shall perform the Vendor Services with a reasonable level of skill, quality, care, timeliness and cost-effectiveness and in a manner that will enable Purchaser and its Affiliates to conduct the Business after the Effective Date consistent with the manner in which it was conducted prior to the Effective Date. Vendor Affiliate warrants to Purchaser that the Vendor Services will be performed in a professional and workmanlike manner in accordance with applicable commercial standards. (b) Purchaser (or its designated Affiliates) shall perform the Purchaser Services with a reasonable level of skill, quality, care, timeliness and cost-effectiveness and in a manner that will enable Vendor Affiliate and its Affiliates to conduct Vendor Business after the Effective Date consistent with the manner in which it was conducted prior to the Effective Date. Purchaser warrants to Vendor Affiliate that the Purchaser Services will be performed in a professional and workmanlike manner in accordance with applicable commercial standards. (c) Service Provider shall obtain, at Service Provider’s cost and expense, all applicable governmental permits and licenses, in connection with its obligations under this Agreement; provided, however, that any governmental permits or licenses that are required solely to provide the Services shall be at Service Recipient’s cost and expense. Service Provider shall cause all employees and agents of Service Provider to comply with the standards set forth in this Clause 2.3. 2.4 Certain Limitations. Unless expressly provided otherwise herein or otherwise agreed between the Parties, (a) the Vendor Services are available only for the purpose of conducting the Business substantially in the manner it was conducted as of the Effective Date, and (b) the Purchaser Services are available only for the purpose of conducting Vendor Business substantially in the manner it was conducted as of the Effective Date. 2.5 Compliance with Laws. Service Provider shall provide the Services in accordance with all applicable judgments, orders, decrees, writs, injunctions, statutes, laws, ordinances, rules and regulations (collectively, “Laws”). Service Provider is not obligated to provide, or cause to be provided, any Service to the extent that the provision of the Service would require Service Provider, any of its Affiliates or any of their respective employees, agents, officers, directors, accountants, counsel, financial advisors and other representatives (“Representatives”), to violate any applicable Laws. Prior to ceasing performance, Service Provider shall notify Service Recipient of the applicable Laws that are or would be violated, and the Parties shall promptly meet and discuss the matter in good faith and determine a suitable resolution that enables Service Recipient to receive the benefit of the contracted Service. 2.6 Additional Services. From time to time after the date hereof, the Parties may mutually agree in writing upon the provision of additional Services in accordance with the terms of this Agreement (the “Additional Services”). If the Parties agree on any Additional Services, they shall modify Exhibit A-1 or Exhibit A-2, as applicable, accordingly (or failing that modification, the Exhibit will be deemed so amended), in which event the terms “Purchaser Services” and “Services” will be deemed to include those Additional Services on Exhibit A-1, and the term “Vendor Services” and “Services” will be deemed to include those Additional Services on Exhibit A-2.

3 2.7 Treatment of Employees. All employees and other Representatives of Service Provider will be deemed employees or Representatives of Service Provider, as applicable, and not employees or Representatives of Service Recipient. Service Provider will have the exclusive right to hire and dismiss any of its employees and other Representatives in accordance with applicable Laws. Service Recipient will have no right to direct and control any of the employees or Representatives of Service Provider. Service Provider shall be responsible for and shall timely pay any and all compensation and benefits payable to its employees or Representatives who perform the Services hereunder, and such personnel shall not be entitled to any of the benefits available to employees or Representatives of Service Recipient. Service Recipient will have no civil, commercial, labour, tax or any type of liability with respect to any employees of Service Provider, including for tax withholding obligations on salaries paid to employees. 2.8 Mandatory Changes. If a change or addition to the Services is required by applicable Law, then Service Recipient may, by written notice, require Service Provider to commence with the change or addition prior to reaching agreement in accordance with Clause 2.6. Service Recipient shall reimburse Service Provider for the changed or additional Services using the fees paid for provision of similar services as set forth in Exhibit A-1 or Exhibit A-2, as applicable, as a guideline, but with the amounts to be paid being ultimately agreed to in writing by the Parties, which agreement shall not be unreasonably withheld, conditioned or delayed. Service Provider may refuse to provide any changed or additional Services if Service Recipient is delinquent in its payment obligations hereunder. 2.9 Alternatives. (a) Service Provider shall work in good faith with Service Recipient to obtain any necessary consents, licenses, sublicenses or approvals in order to provide any software, hardware, data store or maintenance and support components or portions of components of a set of information technology assets as identified with respect to a particular Service, including those assets, components and Services identified on Exhibit A-1 or Exhibit A-2, as applicable, and Service Recipient shall bear any costs and expenses of obtaining all such consents, licenses, sublicenses or approvals. (b) Purchaser (or its designated Affiliates) may pass through to Vendor Affiliate (i) any reasonable costs (consistent with the amounts previously paid by Vendor Affiliate or its Affiliates with respect thereto prior to the Effective Date) in relation to the Services (excluding any costs for Vendor Services provided under this Agreement) that are of a type comparable to those incurred by Vendor Affiliate or its Affiliates in operating the Vendor Business in the twelve (12) month period prior to the Effective Date, and (ii) any increase in costs arising from or in connection with the renewal of any licenses or contracts of services with respect to the provision of Purchaser Services hereunder provided that such increase in costs is notified in writing to and consent is obtained from Vendor Affiliate at least five (5) Business Days in advance, which occur during the term of this Agreement. (c) Vendor Affiliate may pass through to Purchaser (or its designated Affiliates) (i) any reasonable costs (consistent with the amounts previously paid by Vendor Affiliate or its Affiliates with respect thereto prior to the Effective Date) in relation to the Services (excluding any costs for Purchaser Services provided under this Agreement) that are of a type comparable to those incurred by Vendor Affiliate or its Affiliates in operating the Business in the twelve (12) month period prior to the Effective Date, and (ii) any increase in costs arising from or in connection with the renewal of any licenses or contracts of services with respect to the provision of Vendor Services hereunder provided that such increase in costs is notified in writing to and consent is obtained from Purchaser (or its designated Affiliates) at least five (5) Business Days in advance, which occur during the term of this Agreement. 2.10 Viruses. Service Provider shall continue to use the commercial anti-virus software program currently used by Service Provider and otherwise use reasonable best efforts to prevent the introduction of viruses and other unauthorised software or mechanisms into Service Recipient’s software and computer systems. CLAUSE 3 SERVICE RECIPIENT OBLIGATIONS. 3.1 Service Provider Policies; Reasonable Care. Service Recipient shall cause its employees and Affiliates to comply with Service Provider’s policies with respect to their use of the Services. Service Recipient shall cause its employees and Affiliates to use the same level of care in their use of any software or equipment made available to them by Service Provider as part of the Services as used with Service Recipient’s own software or equipment.

4 3.2 Cooperation. In order to enable Service Provider to provide the Services, Service Recipient shall provide Service Provider with necessary cooperation and assistance as Service Provider reasonably requests. That cooperation and assistance will include providing to Service Provider in a timely manner answers to questions, information, technical consultation, and, where applicable, acceptance of deliverables. 3.3 Non-Exclusive. Nothing in this Agreement will be construed to preclude Service Recipient from obtaining from its own employees or from providers other than Service Provider and its Affiliates, in whole or in part, Services of any nature that may be obtainable from Service Provider or its Affiliates hereunder. CLAUSE 4 COORDINATION AND COMMUNICATION. 4.1 Services Manager. Purchaser (or its designated Affiliates) and Vendor Affiliate will each appoint a single “Services Manager” who will serve as the primary point of contact for the other Party for matters related to this Agreement. Each Party shall use reasonable efforts to minimise changes to the person who is serving as its Services Manager. Subject to the foregoing, a Party may replace its Services Manager with an individual of comparable qualifications and experience by notifying the other Party of the new appointment. 4.2 Status Meetings. During the term of this Agreement, at such time or times as both Services Managers shall mutually agree (and in any event at least once three (3) months, if so requested by Service Recipient), Vendor Affiliate and Purchaser shall hold status meetings (telephonically, by videoconference or in person). The agenda for each such meeting shall include, without limitation, a review of (a) the status of Purchaser's conduct of the Business; (b) the Services completed to date and the reconciliation of quarterly costs incurred based on the Services completed; and (c) incomplete tasks and the expected dates of completion. CLAUSE 5 COMPENSATION. 5.1 Service Provider Fees. Except as otherwise indicated in Exhibit A-1, Vendor Affiliate shall pay Purchaser (or its designated Affiliates) the fees, charges, and expenses set forth on Exhibit A-1 for each of the Purchaser Services provided hereunder. Except as otherwise indicated in Exhibit A-2, Purchaser (or its designated Affiliates) shall pay Vendor Affiliate the fees, charges, and expenses set forth on Exhibit A-2 for each of the Vendor Services provided hereunder. 5.2 Invoicing and Payment. (a) On the 25th day of the third month in a quarter ("Third Month"), Service Provider and Service Recipient shall meet to review the fees, charges, and expenses for the Purchaser Services or the Vendor Services for the relevant quarter, and thereafter an invoice for the amount payable to Service Provider for the Services for the full quarter, as agreed between the Chief Financial Officers of each Party, which shall be based on the fees, charges, and expenses for the Purchaser Services or the Vendor Services for the relevant quarter (as the case may be) and an arms-length percentage mark-up, shall be issued by Service Provider. Vendor Affiliate and Purchaser (or its designated Affiliates) should assess the amount under such invoice which each Party is responsible to pay to the other Party and shall offset the amounts against the relevant invoice and pay the remaining balance to the other party, such payment shall be made within five (5) Business Days of receipt of the invoice. Vendor Affiliate and Purchaser (or its designated Affiliates) agree that, with respect to the amount payable for the Services for the period between the 25th day of the Third Month and the last day of the Third Month of that quarter ("Relevant Period"), any difference between the amount billed and the actual amount of fees, charges, and expenses for the Relevant Period shall be settled in the following quarter. (b) Service Recipient shall make all payments in U.S. dollars, unless agreed otherwise in Exhibit A-1 or Exhibit A-2, as applicable. In respect of the amount payable for the first month of the quarter ("First Month") and the second month of the quarter ("Second Month"), the U.S. dollar amount will be determined based on the exchange rate on the last day of the First Month and the Second Month respectively. In respect of the amount payable for the Third Month, the U.S. dollar amount will be determined based on the 25th day of the Third Month. 5.3 Taxes. Each party is responsible for bearing and paying any amounts equal to any and all taxes and levies on its income arising under this Agreement. All payments due under this Agreement shall be made without any deduction or withholding, unless such deduction or withholding is required by any applicable law of any relevant government authority then in effect; provided, however, that if Service Recipient is required under

5 applicable laws to withhold some taxes and levies from any payment to Service Provider hereunder, then Service Recipient may deduct any such withholding taxes and levies from the payment required under this Agreement, and Service Recipient shall calculate and file withholding taxes and levies on behalf of Service Provider and promptly furnish Service Provider with official tax receipts or other evidence issued by the taxing authority. Service Recipient shall use commercially reasonable efforts to reduce or eliminate such withholding taxes and levies or tax rate, if any, and, at the request of Service Provider, shall cooperate in all respects with Service Provider to enable Service Provider to seek and obtain a tax credit or other tax relief to offset the amount of tax withheld. 5.4 Expenses. Except as otherwise provided in this Agreement, each Party will bear its own costs and expenses incurred in the performance of this Agreement. CLAUSE 6 IP OWNERSHIP. 6.1 Ownership of Intellectual Property. Except as expressly provided in Clause 6.2, no license, title, ownership or other Intellectual Property Rights or proprietary rights are transferred by Service Provider to Service Recipient pursuant to this Agreement or during the Services, and Service Provider retains all such rights, title, ownership and other interest in its intellectual property, ideas, concepts, techniques, inventions, processes, systems, works of authorship, facilities, floor space, resources, special programs, functionalities, interfaces, computer hardware or software, documentation or other work product developed, created, modified, improved, used or relied upon by Service Provider or its Affiliates in connection with the Services or the performance of Service Provider’s or its Affiliates’ obligations hereunder. For the purpose hereof, “Intellectual Property Rights” include but are not limited to patents, trademarks, service marks, copyright, know how, design rights, database rights, rights in software, rights in designs and inventions, trade secrets, confidential information, trade and business names and brands, internet domain names, any application (whether pending, in process or issued) for any of the foregoing and any other industrial, intellectual property or protected right similar to the foregoing (whether registered, registrable or unregistered) in any country and in any form, media, or technology now known or later developed. 6.2 Creation of new Intellectual Property. All rights, title and interest in Intellectual Property Rights newly created, developed, written, reduced to practice, produced, conceived made or discovered by Service Provider (or its Affiliates), solely or jointly with others, during the term of this Agreement or thereafter if resulting solely from development of any deliverables for Service Recipient during performance of the Services, or derived solely from Service Recipient’s Confidential Information (as defined below), Service Recipient’s property, or any information or design specifications owned and provided by Service Recipient (“Deliverables”), shall belong to, vest in and remain at all time solely and absolute in Service Recipient. To the extent that Service Provider is entitled by virtue of or pursuant to any Laws to any Deliverables, Service Provider hereby agrees to assign (including by way of present assignment of future rights), and upon creation automatically assign, and transfer to Service Recipient, without further consideration, Service Provider's entire right, title and interest (throughout all countries and jurisdictions), including any right to sue and collect damages for past infringements, in and to the Deliverables. Such assignment and transfer shall apply for the full period of the protection of such Deliverables, including all renewals, reversions and extensions. The Deliverables shall be the sole and exclusive property of Service Recipient, whether or not trademarkable, copyrightable, patentable or otherwise registrable as an Intellectual Property Right or in a stage of development. 6.3 Waiver; Grant of License. If, despite the terms of Clause 6.2, Service Provider (or any of its Affiliates) is by operation of any applicable Law unable to assign the rights, titles and interest in and to any of the Deliverables, or such assignment is not approved or registered by the relevant governmental authority, Service Provider hereby grants to Service Recipient a worldwide, exclusive (even as to Service Provider and its Affiliates), perpetual, irrevocable, royalty-free, fully paid-up license, under its owned or licensed Intellectual Property Rights and with full rights to sublicense, to use, reproduce, modify, create derivative works based on, store on its servers, display, perform, make, have made, offer for sale and sell, promote, market, distribute, export, permit the online use of or otherwise use and commercially exploit in any manner such Intellectual Property Rights, without identifying or seeking the consent of Service Provider (or any of its Affiliates). If Service Provider (or any of its Affiliates) is deemed under any applicable Law to retain any rights in the Intellectual Property Rights in the Deliverables that cannot be licensed (such as moral rights), Service Provider hereby waives any and all rights therein.

6 CLAUSE 7 CONFIDENTIALITY. 7.1 Confidentiality Obligations. During the term of this Agreement, a Party or its Affiliates (“Recipient”) may be provided with, have access to, or otherwise learn confidential and/or proprietary information of another Party or its Affiliates (“Discloser”) (including, with respect to Discloser, certain information and materials concerning Discloser’s business, plans, customers, technology and products) that is of substantial value to Discloser, which is identified as confidential at the time of disclosure or which should reasonably be considered, under the circumstances of its disclosure, to be confidential to Discloser (“Confidential Information”). All Confidential Information remains the property of Discloser. Recipient may disclose the Confidential Information of Discloser only to Recipient’s employees and contractors who need to know the Confidential Information for purposes of performing under this Agreement and who are bound by confidentiality agreements at least as protective as this Clause 7. Recipient will not use the Confidential Information without Discloser’s prior written consent except in performance under this Agreement. Recipient will take measures to maintain the confidentiality of the Confidential Information equivalent to those measures Recipient uses to maintain the confidentiality of Recipient’s own confidential information of like importance, but in no event less than reasonable measures. Recipient will give immediate notice to Discloser of any unauthorised use or disclosure of the Confidential Information that comes to the attention of Recipient’s senior management and agree to assist Discloser in remedying the unauthorised use or disclosure. Upon termination or expiration of this Agreement, Recipient will return to Discloser all tangible copies of Confidential Information of Discloser in Recipient’s possession or control and will erase from its computer systems all electronic copies thereof. 7.2 Exceptions. The confidentiality obligations do not extend to Confidential Information which (a) becomes part of the public domain without the fault of Recipient; (b) is rightfully obtained by Recipient from a third party with the right to transfer the information without obligation of confidentiality; (c) is independently developed by Recipient without use of, or reference to, Discloser’s Confidential Information, as evidenced by written records; or (d) was lawfully in the possession of Recipient at the time of disclosure, without restriction on disclosure, as evidenced by written records. In addition, Recipient may disclose Confidential Information of Discloser as may be required by Law, a court of competent jurisdiction or a governmental agency with jurisdiction or the rules of any relevant securities exchange(s) applicable to itself (to the extent practicable, the Recipient shall provide two (2) Business Days of prior written notice to the other Discloser) or (in the case of a Recipient which is a corporation) its parent company or pursuant to any litigation provided that the Recipient with an obligation to make the disclosure shall consult with the Discloser insofar as is reasonably practicable before complying with such an obligation provided that before making that disclosure Recipient first notifies Discloser to give Discloser an opportunity to seek confidential treatment or to seek a protective order or otherwise limit the disclosure, and cooperates with Discloser if Discloser does so. Recipient will have the burden of proving the applicability of any of the above exceptions that Recipient claims may apply. If any portion of the Confidential Information falls within any of the above exceptions, the exception will apply only to that specific portion and the remainder of Discloser’s Confidential Information will continue to be subject to the confidentiality requirements of this Agreement. For the avoidance of doubt, and notwithstanding anything to the contrary herein (including the exceptions set forth in clauses (a) through (d) above), confidential and/or proprietary information and materials to the extent related to the Group are the Confidential Information of Purchaser, not Vendor Affiliate. 7.3 Access to Computer Systems. If a Party is given access to any equipment, computer, software, network, electronic files or electronic data storage system owned or controlled by the other Party, the accessing Party will limit its access and use solely to that which is required to receive Services under this Agreement and shall not access or attempt to access any equipment, computer, software, network, clean-room, electronic files or electronic data storage system, other than those specifically required to receive the Services. Subject to the restrictions provided herein, each Party shall provide the other Party’s personnel with reasonable physical access to all sites and rooms where those systems reside, if reasonably needed to perform the Services. Each Party shall limit access to those persons with a requirement to have access under this Agreement, advise the other Party in writing of the name of each person who will be granted access if requested to do so, and strictly follow all security rules and procedures for use of electronic resources. All user identification numbers and passwords disclosed to a Party and any Confidential Information obtained by a Party as a result of their access to and use of any equipment, computers, software, networks, clean-rooms electronic files and electronic data storage systems owned or controlled by the other Party, will be considered and treated as Confidential Information under this Agreement. The Parties shall cooperate in the investigation of any apparent unauthorised access to any equipment, computer, software, network, clean-room, electronic file or electronic data storage systems owned or controlled by the other Party, or any apparent unauthorised release of Confidential Information.

7 7.4 Acknowledgement. The Parties acknowledge and agree that these restrictions under Clause 7 are necessary to protect the legitimate business interests of the Parties. CLAUSE 8 CAP ON LIABILITY. 8.1 Cap on Liability. EXCEPT FOR BREACH OF THE OBLIGATIONS UNDER CLAUSE 7, OR A CLAIM FOR INDEMNITY UNDER CLAUSE 10, IN NO EVENT SHALL A PARTY’S OR ITS AFFILIATES’ LIABILITY FOR DAMAGES ARISING OUT OF OR RELATING TO THIS AGREEMENT EXCEED THE AMOUNTS PAYABLE TO SUCH PARTY UNDER THIS AGREEMENT. 8.2 Basis of the Bargain. Each Party acknowledges that the mutual limitation of liability provisions contained in Clause 8.1 reflect the allocation of risk set forth in this Agreement and that neither Party would enter into this Agreement without such provisions. CLAUSE 9 DISCLAIMER. OTHER THAN AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SERVICES, AND ALL OTHER FACILITIES, EQUIPMENT, SOFTWARE AND SERVICES PROVIDED UNDER THIS AGREEMENT, ARE PROVIDED “AS IS, WHERE IS AND WITH ALL FAULTS.” SERVICE PROVIDER MAKES NO WARRANTIES UNDER THIS AGREEMENT, AND SERVICE PROVIDER DISCLAIMS ANY AND ALL WARRANTIES UNDER THIS AGREEMENT, STATUTORY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. The foregoing disclaimer does not supersede, negate or modify any express representation or warranty made by Service Provider in the SPA or this Agreement. CLAUSE 10 INDEMNIFICATION. 10.1 General. Each Party (the “Indemnifying Party”) shall, at its expense, defend the other Party (the “Indemnified Party”) and such Indemnified Party’s directors, officers, agents, employees and Affiliates (together with the Indemnified Party, collectively, the “Indemnified Persons”) from and against any and all claims, actions, demands, suits, litigation or similar proceeding (“Proceeding”) brought by a third party that arises out of or relates to any actual or alleged act or omission of the Indemnifying Party or its employees or third party contractors providing Services in connection with this Agreement, and shall indemnify and hold harmless the Indemnified Persons from all Losses awarded against the Indemnified Persons in connection therewith or agreed to in a settlement in accordance with Clause 10.2. 10.2 Third Party Claims. If any claim by a third party is asserted against or sought to be collected from an Indemnified Person under this Clause 10 (a “Third Party Claim”), the Indemnified Party shall promptly deliver notice of the claim to the Indemnifying Party, along with copies of all material correspondence, provided, however, that the failure of the Indemnified Party to timely give such notice shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent (if any) that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party may, at its own expense, (a) participate in the defense of any such Third Party Claim, and (b) upon written notice to the Indemnified Party, at any time during the course of any such Third Party Claim, assume and control the defense thereof with counsel of its own choice, and in the event of such assumption, shall have the exclusive right, subject to the proviso in Clause 10.3, to settle or compromise such Third Party Claim; provided that the Indemnifying Party obtain, as a condition of any settlement or other compromise, a full, unconditional and complete release of each Indemnified Person subject to such Third Party Claim; provided further, however, that the Indemnifying Party shall not be entitled to assume the defense and control of such Third Party Claim, if (i) the Third Party Claim relates to or arises in connection with any criminal Proceeding, (ii) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Person(s), (iii) the Third Party Claim is one in which such Indemnifying Party is also a party and joint representation would present a material conflict or there may be legal defenses available to the Indemnified Person(s) which are different from or additional to those available to such Indemnifying Party, (iv) the Third Party Claim involves a claim which, upon petition by the Indemnified Person(s), a court of competent jurisdiction rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend, (v) the Third Party Claim involves a claim that would be materially detrimental to or materially injure the reputation or customer or other material business relationships of the Indemnified Person(s), or (vi) the Indemnifying Party has not agreed to be responsible for any resulting losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement

8 (“Loss(es)”) arising from such Third Party Claim. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party. If the Indemnifying Party elects not to assume the defense of such Third Party Claim and the Indemnified Party defends against or otherwise deals therewith, the Indemnified Party may employ counsel, at the expense of the Indemnifying Party, which counsel shall be reasonably acceptable to the Indemnifying Party, and control the defense of such Proceeding or cause of action; provided, however, that the Indemnifying Party shall be obligated to pay for only one counsel for all Indemnified Persons. Whether or not the Indemnifying Party chooses to defend or prosecute any such Third Party Claim, the Parties shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution of such Third Party Claim, including by providing or making available to the Indemnifying Party or Indemnified Party as the case may be all witnesses, pertinent records, materials and information relating thereto in the other’s possession or under the other’s control (or in the possession or control of any of its Representatives) as is reasonably requested by the Indemnifying Party, Indemnified Party or its respective counsel. 10.3 Settlement; Compromise. Any settlement or compromise made or caused to be made by the Indemnified Party (unless the Indemnifying Party has the exclusive right to settle or compromise under clause (b) of Clause 10.2) or the Indemnifying Party, as the case may be, of any Third Party Claim shall also be binding upon the Indemnifying Party or the Indemnified Party, as the case may be, in the same manner as if a final order or ruling had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that no liability, restriction or Loss of any kind or nature shall be imposed on the Indemnified Party or the Indemnifying Party as a result of such settlement or compromise without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. CLAUSE 11 TERM AND TERMINATION. 11.1 Term of Agreement. The term of this Agreement begins on the date of this Agreement for a period of one (1) year from the Effective Date, unless earlier terminated as provided herein. 11.2 Termination for Cause. Each Party may terminate this Agreement or any one or more of the Purchaser Services (in the case of a termination by Vendor Affiliate) or Vendor Services (in the case of a termination by Purchaser (or its designated Affiliates)) immediately, upon written notice, a copy of which shall also be provided to the other Party’s Services Manager, (a) if the other Party materially breaches any term of this Agreement and fails to cure the breach within thirty (30) days after receipt of written notice from the non- breaching Party describing in reasonable detail the breach; (b) upon the institution by or against the other Party of insolvency, receivership or bankruptcy proceedings or any other proceedings for the settlement of the other Party’s debts; (c) upon the other Party’s making an assignment for the benefit of creditors of all or substantially all of its assets; or (d) upon the other Party’s dissolution or ceasing to conduct business in the normal course. In addition, Vendor Affiliate may terminate any Purchaser Service and Purchaser (or its designated Affiliates) may terminate any Vendor Service, in each case, for convenience at any time upon thirty (30) days’ written notice to the other Party. 11.3 Effect of Termination. Upon termination or expiration of this Agreement for any reason, Service Provider’s obligation to provide, and Service Recipient’s right to use, the Services will terminate and Service Recipient will promptly (and in any event within seven (7) days) pay all amounts that accrued prior to the date of such termination. Neither Service Recipient, on the one hand, nor Service Provider, on the other hand, nor their respective Affiliates, will be liable to the other because of any proper termination of this Agreement for compensation, reimbursement or damages for the loss of prospective profits, anticipated sales or goodwill. The provisions of this Agreement that by their nature continue and survive will survive any expiration or termination, including those of Clauses 1, 5, 6, 7, 8, 9, 10, 11.3, 11.5 and 12. In the event of any termination with respect to one or more, but less than all, of the Services, this Agreement will continue in full force and effect with respect to any Services that have not been terminated. 11.4 Force Majeure. Each Party shall be excused from its obligations (other than the payment of money) hereunder while and to the extent that its performance of such obligations is prevented by fire, drought, explosion, flood, invasion, rebellion, earthquake, civil commotion, pandemic, governmental or military authority, act of God, mechanical failure, default of third parties or any other event or casualty beyond the reasonable control of such Party (other than strikes and labour disturbances), whether similar or dissimilar to those enumerated in this Clause 11.4. In the event of any such casualty that excuses Service Provider from the performance of obligations hereunder, Service Recipient shall be responsible for making its own alternate arrangements with

9 respect to the Services provided to it which were interrupted and shall not be responsible for payment to Service Provider for any interrupted services. 11.5 Data Transmission; Etc. During the term of this Agreement and following the expiration of the term of Service set forth on Exhibit A-1 or Exhibit A-2, as applicable, or following any termination of this Agreement, Service Provider shall cooperate in good faith with Service Recipient and use commercially reasonable efforts, at Service Provider’s reasonable and customary rates for similar services, to transfer records requested by Service Recipient and take all other actions reasonably requested by Service Recipient to enable Service Recipient to make alternative arrangements for the provision of services substantially consistent with the Services provided pursuant to this Agreement. Notwithstanding the foregoing, Service Provider shall not charge Service Recipient for any transfer of the Target Assets. CLAUSE 12 GENERAL. 12.1 Notices. All notices, demands or other communications required or permitted to be given or made hereunder shall be made and delivered as set forth in Clause 9.15 of the SPA. 12.2 Governing Law and Jurisdiction. (a) This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of Singapore. (b) Each Party agrees that any dispute arising out of or in connection with this Agreement or any document or transaction in connection with this Agreement (including any dispute or claim relating to any non- contractual obligations arising out of or in connection with this Agreement) shall be referred to and finally resolved by arbitration in Singapore to the exclusion of the ordinary courts, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC") for the time being in force which rules are deemed to be incorporated by reference in this Clause 12.2(b). The place of arbitration shall be in Singapore and the language of the arbitration shall be English. The arbitration tribunal shall consist of one arbitrator to be appointed by the President of the Court of Arbitration for the time being of the SIAC. The arbitral award made and granted by the arbitrators shall be final, binding and incontestable, may be enforced by the Parties against the assets of the other Party wherever those assets are located or may be found and may be used as a basis for judgement thereon in Singapore or elsewhere. 12.3 Assignment and Novation. Except as set forth in Clause 2.2, this Agreement may not be assigned by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement to an Affiliate, or to an acquirer or successor in interest in connection with a Change of Control of such Party without the prior written consent of the other Party, provided that such Party provides the other Party with written notice of any such assignment. “Change of Control” means the closing of (a) a merger, consolidation or similar transaction providing for the acquisition of the direct or indirect ownership of more than fifty percent (50%) of a Party’s shares or similar equity interests or voting power of the outstanding voting securities or that represents the power to direct the management and policies of such Party, or (b) the sale of all or substantially all of a Party’s assets. Neither this Agreement nor the rights, duties and obligations of either Party under this Agreement may be novated, delegated or otherwise transferred by a Party, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Party, which shall not be unreasonably conditioned, withheld or delayed. Subject to the preceding sentences, this Agreement shall inure to the benefit of, and be binding upon, the Parties and their respective successors and assigns. 12.4 Entire Agreement. This Agreement, including the Exhibits hereto and the SPA, including the schedules and exhibits thereto, specifically referred to herein or delivered pursuant hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. In the event and to the extent that there is a conflict between the provisions of this Agreement and the provisions of the SPA as it relates solely to the Services hereunder, the provisions of this Agreement shall prevail. 12.5 Amendments. This Agreement may be amended, modified or waived only by a written agreement signed by the Parties. 12.6 Waiver. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the Party to be charged with such waiver. The failure of a Party to

10 exercise any of its rights hereunder or to require performance by the other Party to any term or condition hereof on any one occasion or to claim a breach of any term in this Agreement shall not be deemed to be a waiver of such or any other rights or remedies available to it. Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term or condition hereof (whether or not similar). 12.7 Power and Authority. Each Party hereby represents and warrants to the other Party that it has full power and authority to enter into this Agreement and to grant the rights and licenses set forth herein and has not executed, and will not execute, any agreement or other instrument in conflict herewith. 12.8 Specific Performance. The Parties agree that irreparable harm would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to injunctive relief and/or specific performance (as appropriate) to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. 12.9 Severability. If any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect. 12.10 Construction. The Clause and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made to a Clause or Exhibit, the reference is to a Clause or Exhibit of or to this Agreement unless otherwise indicated. For all purposes under this Agreement, (a) definitions of terms shall apply equally to the singular and plural forms of the terms defined, (b) whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms, (c) the terms “include”, “includes” and “including” shall be deemed followed by the words “without limitation”, (d) the words “hereof”, “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and (e) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and shall not simply mean “if”. The symbol “$” or the term “U.S. dollars” means lawful money of the United States of America. As the Parties have participated in the drafting of this Agreement, the Parties agree that any applicable rule requiring the construction of this Agreement or any provision hereof against the Party drafting this Agreement shall not apply. 12.11 Relationship. Nothing in this Agreement will be deemed or construed as creating a joint venture or partnership between the Parties hereto for the purposes of the law of partnership, any relevant income tax legislation or any other law or enactment. Neither Party is by virtue of this Agreement authorised as an agent, employee or legal representative of the other Party, and the relationship of the Parties is, and at all times will continue to be, that of independent contractors. 12.12 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together and when delivered to the Parties by facsimile or by electronic mail in "portable document format (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by a combination of such means, shall constitute one and the same instrument. Either Party may enter into this Agreement by executing any such counterpart manually or electronically (such as Adobe Sign or DocuSign) and deliver the executed counterpart by facsimile or electronic means to the other Party. The receiving Party may rely on the receipt of such document so executed and delivered as if the original had been received. Such electronic signatures shall be recognised and construed as secure electronic signatures pursuant to the Electronic Transactions Act 2010 of Singapore and that the Parties accordingly shall deem such signatures to be original and binding signatures for all intents and purposes. The Parties agree that this Agreement, if executed in accordance with this Clause 12.12, shall be deemed to be valid, accurate and authentic, and given the same effect as, a written and signed agreement between or amongst the Parties in hard copy. 12.13 No Third Party Beneficiary Rights. Save as expressly provided in this Agreement, no provision of this Agreement is enforceable by virtue of the Contracts (Rights of Third Parties) Act 2001 of Singapore by any person who is not a Party to this Agreement. [Signature Pages Follow]

11 IN WITNESS WHEREOF, the Parties have caused this Transitional Services Agreement to be executed as of the date stated at the beginning by their duly authorised representatives. Lumetech B.V. By: Name: Title: Maxeon Solar Pte. Ltd. By: Name: Title:

EXHIBIT A-1 PURCHASER SERVICES The aggregate amount for Purchaser Services set out in in this Exhibit A-1 as of the date of this Agreement is estimated to be $ . Notwithstanding such estimated aggregate amount, amounts payable to Purchaser (or its designated Affiliates) as Service Provider for the Purchaser Services shall be invoiced and payable in accordance with Clause 5.2 of this Agreement.

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EXHIBIT A-2 VENDOR SERVICES The aggregate amount for Vendor Services set out in in this Exhibit A-2 as of the date of this Agreement is estimated to be $ . Notwithstanding such estimated aggregate amount, amounts payable to Vendor Affiliate as Service Provider for the Vendor Services shall be invoiced and payable in accordance with Clause 5.2 of this Agreement.

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